Exhibit 99.1

For Immediate Release

Bell Canada to redeem Series M-27 and Series M-37 debentures due June 2020

MONTRÉAL, May 14, 2019 – Bell Canada (Bell) (TSX, NYSE: BCE) today announced it will redeem, on June 13, 2019, prior to maturity, all of its outstanding $1 billion principal amount of 3.25% Debentures, Series M-27, due June 17, 2020 (the “Series M-27 Debentures”). The Series M-27 Debentures will be redeemed at a price equal to $1,011.945 per $1,000 of principal amount of debentures plus $15.849 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the date of redemption.

In addition, Bell will redeem, on May 24, 2019, (the “M-37 Redemption Date”), prior to maturity, all of its outstanding $400 million principal amount of 3.54% Debentures, Series M-37, due June 12, 2020 (the “Series M-37 Debentures”). The Series M-37 Debentures will be redeemed at a price equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-37 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the M-37 Redemption Date (in the aggregate, the “M-37 Redemption Price”) as indicated below.

Pursuant to the terms of the Series M-37 Debentures, the “Canada Yield Price” means a price equal to the price of the Series M-37 Debentures calculated to provide a yield to maturity equal to the Government of Canada Yield plus 0.42% on the third business day prior to the date fixed for redemption. The “Government of Canada Yield”, on any date, means the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Series M-37 Debentures. The Government of Canada Yield used to calculate the M-37 Redemption Price will be the average of the rates calculated by two registered Canadian investment dealers selected by Bell.

Notice of redemption was delivered to the registered holders of the Series M-27 Debentures and the Series M-37 Debentures in accordance with their terms.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca